SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 11-K

 (Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2000

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______ to _______ Commission file number __________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
STATE STREET CORPORATION AND CERTAIN RELATED COMPANIES SALARY SAVINGS PROGRAM
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STATE STREET CORPORATION 225 Franklin Street Boston, Massachusetts 02110

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Salary Savings Program Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET CORPORATION AND CERTAIN RELATED COMPANIES SALARY SAVINGS PROGRAM

Dated: June 22, 2001	By: /s/Frederick P. Baughman
Senior Vice President, Corporate Controller and Chief Accounting Officer

 AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

State Street Corporation and Certain Related Companies Salary Savings Program
Years ended December 31, 2000 and 1999

State Street Corporation and Certain Related
Companies Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2000 and 1999

Contents

Report of Independent Auditors	1
Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12
Self Managed Brokerage Detail	18

[Ernst & Young LLP
Boston, Massachusetts Letterhead]

Report of Independent Auditors

Salary Savings Program Committee
State Street Corporation

We have audited the accompanying statements of net assets available for benefits of the State Street Corporation and Certain Related Companies Salary Savings Program as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 8, 2001

                                                                    ERNST & YOUNG LLP

State Street Corporation and Certain Related
Companies Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments, at fair or contract value:
Active U.S. Large Cap Core Fund	$109,758,188	$148,707,792
Company Stock Fund	453,805,582	314,212,661
Short-Term Investment Fund	99,313,319	56,306,651
Principal Preservation Fund	38,891,017	36,168,899
Daily EAFE Fund	34,434,513	36,094,988
Bond Market Fund	14,191,508	8,695,496
U.S. Growth & Income Fund	84,342,146	73,200,438
Conservative Lifestyle Fund	5,366,253	5,494,966
Moderate Lifestyle Fund	9,900,380	6,656,758
Aggressive Lifestyle Fund	12,928,143	11,724,270
Russell 2000 Index Securities Lending Fund
	7,365,411	-
S & P MidCap Index Fund
	19,211,785	-
S & P 500 Flagship Fund
	15,930,204	-
Self Managed Brokerage Accounts	22,737,551	20,263,600
Participant loans
	21,202,443	18,243,370
Total investments
	949,378,443	735,769,889

Accrued income	4,588,280	1,219,828
Total assets	953,966,723	736,989,717

Liabilities
Other liabilities	381,794	320,869

Net assets available for benefits	$953,584,929 =============	$736,668,848 =============

See accompanying notes.

State Street Corporation and Certain Related
Companies Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2000	1999

Additions:
Contributions from participants	$ 57,574,554	$ 52,723,062
Contributions from employer	15,103,436	12,971,554
Net appreciation in fair value of investments	174,424,694	62,705,265
Interest and dividend income	11,829,937	9,500,469
Plan mergers (see Note 1)	16,422,161	-
Total additions	275,354,782	137,900,350

Deductions:
Benefit paid directly to participants	57,696,580	31,406,480
Investment management fees	742,121	502,975
Total deductions	58,438,701	31,909,455

Net increase	216,916,081	105,990,895

Net assets available for benefits at beginning of year	736,668,848	630,677,953

Net assets available for benefits at end of year	$953,584,929 ============	$736,668,848 ============

See accompanying notes.

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements

December 31, 2000

1. Description of the Plan

The description of the State Street Corporation (the Corporation) and Certain Related Companies Salary Savings Program (hereinafter referred to as the Plan) is provided for general information purposes only. Employees should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan. All employees are immediately eligible to participate in the Plan.

During the year ended December 31, 2000, the Investors Fiduciary Trust Company (IFTC) Profit Sharing and Investment Saving Plan and Trust, and certain participant balances of the Pacific Investment Management Company (PIMCO) Employees Savings Plan merged into the Plan. Assets totaling $11,198,607 and $5,223,554, respectively, were transferred into the Plan.

Contributions

Active participants may elect to make tax-deferred contributions to the Plan equal to 1% to 15% of their compensation, subject to certain limitations. Contributions to the Plan are made by the Corporation, in amounts equal to 50% of the first 6% of the employee’s tax-deferred contribution. All employees who have completed one year of employment and have worked at least 1,000 hours during that period are eligible for the corporate matching contributions. Participants in the Plan are fully vested when they become members.

All contributions to the Plan are paid to State Street Bank and Trust Company, which holds them in trust exclusively for participants and their beneficiaries, invests them and makes benefit payments as they become due.

Payment of Benefits

Upon retirement or other termination of employment, employees may elect to defer the payment of their benefits and remain in the plan, at which time the participants become nonactive.

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Loans

Under the provisions of the Plan, as amended, active participants may be granted loans from the assets of the Plan. These loans are secured by the participant’s account balance and carry a market rate of interest. All principal repayments and interest payments are made through payroll deduction and are credited to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100 percent vested in their accounts.

2.  Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The fair value of the participation units owned by the Plan in all funds, except the Short-Term Investment Fund, Self Managed Brokerage Account and the Principal Preservation Fund are based on each fund’s net asset value per unit on the last business day of the Plan year, where net asset values are based on the fair value of the underlying assets in each fund. Securities included in the Short-Term Investment Fund are short-term instruments and are valued at cost, which approximates fair value. The fair value of units of participation in the Self Managed Brokerage Account are based on the fair value of the underlying securities, determined as follows: investments listed on securities exchanges are valued at closing sales prices on the last business day of the year and, in the case of unlisted securities, the valuation is the last published sales price, or the mean between the bid and asked price, whichever is more recent. Investments in the Principal Preservation Fund are units representing investments in guaranteed investment contracts of insurance companies, which are rated AAA or AA by the major rating agencies. Investment contracts are valued at cost plus accrued interest (contract value). Investment contracts will normally be held to maturity and meet the fully benefit responsive requirements of AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans."

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that effect the amounts reported in the financial statements and accompanying notes. Actual results differ from those estimates.

3. Investment Funds

Each participant may allocate the funds held in his or her account among the Investment Funds available, the assets of which mainly consist of investments in pooled funds managed by State Street Bank and Trust Company.

During 2000 and 1999, the Plan’s investments (including investments, bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2000	1999

Company stock	$208,377,295	$14,668,199
Mutual funds	(27,359,542)	42,011,703
Common/collective trusts	(6,593,059)	6,025,363

	$174,424,694 ==============	$62,705,265 ============

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

3. Investment Funds (continued)

The following is additional information related to the Plan’s investments in Guaranteed Investment Contracts at December 31, 2000. The fair value of these contracts has been estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contract being valued.

Guaranteed Investment Contract	Contract Value	Fair Value	Effective Yield

Transamerica Life Insurance Co. 1997 Stable Fixed Income Fund, 6.21%; matures 9/28/01
	$ 398,307	$ 402,925	6.14%
Allstate Life Insurance Co. 1997 Stable Fixed Income Fund, 6.28%; matures 6/29/01
	399,693	405,888	6.18%
Travelers Life Insurance Co. 1997 Stable Fixed Income Fund, 6.30%; matures 7/2/01, 6/30/03
	598,471	602,787	6.25%
Protective Life Insurance Co. 1998 Stable Fixed Income Fund, 6.16%; matures 3/30/01, 3/29/02
	784,912	789,358	6.13%
New York Life Insurance Co. 1998 Stable Fixed Income Fund, 6.02%; matures 5/15/03
	707,479	702,244	6.06%
Monumental Life Insurance Co. 2000 Stable Fixed Income Fund, 7.95%; matures 3/28/02, 12/31/03, 3/31/04
	1,564,211	1,621,413	7.67%
Travelers Life Insurance Co. 1998 Stable Fixed Income Fund, 6.13%; matures 9/30/02
	578,896	578,133	6.14%
John Hancock Mutual Life Insurance Co. 1997 Stable Fixed Income Fund, 6.51%; matures 12/31/01, 7/1/02
	810,454	813,833	6.48%
Metropolitan Life Insurance Co. 1998 Stable Fixed Income Fund, 6.07%; matures 4/2/01, 4/1/02
	1,156,205	1,162,017	6.04%
The Principal Financial Group 1998 Stable Fixed Income Fund, 6.01%; matures 8/1/03
	494,496	490,205	6.06%
Protective Life Insurance Co. 1998 Stable Fixed Income Fund, 6.04%; matures 3/29/01, 12/31/02
	766,809	769,555	6.02%
The Principal Financial Group 1997 Stable Fixed Income Fund, 6.66%; matures 12/31/01
	197,664	198,668	6.63%

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

3. Investment Funds (continued)

Guaranteed Investment Contract	Contract Value	Fair Value	Effective Yield

Monumental Life Insurance Co. 1996 Stable Fixed Income Fund, 6.95%; matures 7/2/01
	$ 85,094	$ 86,685	6.82%
General Electric Life Insurance Co. 1999 Stable Fixed Income Fund, 6.11%; matures 6/29/01, 9/30/02, 3/31/03
	1,662,490	1,667,550	6.09%
Jackson National Life Insurance Co. 2000 Stable Fixed Income Fund, 7.06%; matures 6/30/03, 3/31/04, 6/30/04
	2,530,084	2,575,702	6.93%
Allstate Life Insurance Co. 1998 Stable Fixed Income Fund, 5.93%; matures 12/31/01, 6/28/02
	760,698	758,675	5.95%
Metropolitan Life Insurance Co. 1998 Stable Fixed Income Fund, 5.71%; matures 9/28/01, 3/31/03
	753,866	754,938	5.71%
Allstate Life Insurance Co. 1998 Stable Fixed Income Fund, 5.08%; matures 6/29/01, 3/31/03
	741,033	735,186	5.12%
The Principal Financial Group 1998 Stable Fixed Income Fund, 5.68%; matures 3/30/01, 3/29/02, 9/30/03
	839,524	838,353	5.69%
Monumental Life Insurance Co. 1998 Stable Fixed Income Fund, 6.17%; matures 3/31/01, 12/31/02
	1,168,244	1,174,037	6.14%
John Hancock Mutual Life Insurance Co. 2000 Stable Fixed Income Fund, 7.68%; matures 12/31/03, 6/30/04, 9/30/04
	2,587,134	2,688,318	7.39%
The Principal Financial Group 1996 Stable Fixed Income Fund, 6.88%; matures 9/30/01
	85,817	87,223	6.77%
The Principal Financial Group 1996 Stable Fixed Income Fund, 7.09%; matures 7/2/01
	177,433	180,869	6.96%
Monumental Life Insurance Co. 1998 Stable Fixed Income Fund, 5.63%; matures 9/30/02, 9/30/03
	742,401	731,473	5.71%

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

3. Investment Funds (continued)

Guaranteed Investment Contract	Contract Value	Fair Value	Effective Yield

New York Life Insurance Co. 1996 Stable Fixed Income Fund, 6.61%; matures 4/2/01
	$ 83,153	$ 84,174	6.53%
General Electric Capital Assurance 2000 Stable Fixed Income Fund, 6.71%; matures 9/30/03, 3/31/05
	2,000,000	2,015,505	6.66%
New York Life Insurance Co. 1997 Stable Fixed Income Fund, 6.51%; matures 3/30/01, 10/1/01
	124,663	126,270	6.43%
Continental Assurance Co. 1997 Stable Fixed Income Fund, 6.85%; matures 12/31/01
	195,651	196,997	6.80%
The Principal Financial Group 2000 Stable Fixed Income Fund, 7.47%; matures 6/30/03, 12/30/03, 3/31/04
	1,536,861	1,580,978	7.26%
Life of Virginia 1997 Stable Fixed Income Fund, 6.64%; matures 6/29/01
	102,886	104,658	6.53%
The Principal Financial Group 1997 Stable Fixed Income Fund, 7.07%; matures 3/30/01, 12/31/01
	141,893	143,477	6.99%
John Hancock Mutual Life Insurance Co. 1997 Stable Fixed Income Fund, 6.80%; matures 3/30/01
	54,129	54,818	6.71%
John Hancock Mutual Life Insurance Co. 1997 Stable Fixed Income Fund, 6.71%; matures 10/1/01
	75,863	77,013	6.61%
Metropolitan Life Insurance Co. 1997 Stable Fixed Income Fund, 6.77%; matures 10/1/01, 12/31/01
	114,154	115,394	6.70%
New York Life Insurance Co. 1997 Stable Fixed Income Fund, 6.55%; matures 12/31/01, 4/1/02
	73,896	74,219	6.52%
Transamerica Life Insurance Co. 1998 Stable Fixed Income Fund, 6.04%; matures 8/15/18
	686,100	621,895	6.66%
Travelers Life Insurance Co. 1999 Stable Fixed Income Fund, 5.59%; matures 12/31/02, 9/30/03
	1,104,499	1,086,208	5.68%

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

3. Investment Funds (continued)

Guaranteed Investment Contract	Contract Value	Fair Value	Effective Yield

Cassietes Depots 1999 Stable Fixed Income Fund, 6.64%; matures 6/30/03
	$ 1,002,638	$ 1,009,487	6.59%
General Electric Life Insurance Co. 1998 Stable Fixed Income Fund, 6.15%; matures 10/1/01, 12/31/01, 7/1/02
	1,173,031	1,177,342	6.13%
Bank of America 2000 Stable Fixed Income Fund, 5.86%; matures 10/17/11
	1,497,684	1,384,124	6.34%
Bank of America 2000 Stable Fixed Income Fund, 6.24%; matures 2/15/09
	1,290,025	1,246,997	6.46%
New York Life Insurance Co. 1999 Stable Fixed Income Fund, 5.93%; matures 9/28/01, 12/31/02, 3/31/03
	1,039,804	1,038,437	5.94%
New York Life Insurance Co. 1999 Stable Fixed Income Fund, 5.84%; matures 12/31/01, 9/30/02, 3/31/03
	1,096,257	1,089,558	5.88%
Morgan Guarantee Trust 1999 Stable Fixed Income Fund, 6.48%; matures 5/15/04
	1,096,158	1,096,219	6.48%
General Electric Life Insurance Co. 1999 Stable Fixed Income Fund, 5.97%; matures 9/30/01, 12/31/02
	1,643,214	1,647,160	5.96%
Bank of America 2000 Stable Fixed Income Fund, 7.48%
	1,073,221	1,073,221	7.48%
Monumental Life Insurance Co. 1999 Stable Fixed Income Fund, 6.87%;
	1,093,822	1,093,822	6.87%

Total investment value
	$38,891,017 ===========	$38,954,008 ==========

4. Transactions and Agreements with Parties-in-Interest

All costs and expenses incurred in connection with the operation of the Plan are borne by State Street Corporation, except investment management fees, which are paid by the Plan.

 State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated October 13, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is operated in compliance with the applicable requirements of the Code, and therefore, believe that the Plan is qualified and the related trust is tax exempt.

6. Subsequent Event

Effective January 1, 2001, certain former employees of Merrill Lynch, who became an employee of State Street Corporation or its affiliates, became eligible to participate in the Plan. Also effective February 1, 2001, certain Participants who transferred to CitiStreet became participants in Citigroup’s 401(k) Plan (Citibuilder 401(k) Plan). Also effective February 1, 2001, certain employees of Liberty Financial Companies, Inc., who became an employee of State Street Corporation or its affiliates, became eligible to participate in the Plan.

Supplemental Schedule

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of Issue	Description of Investment	Current Value

State Street Bank and Trust Company Investment Funds for Employee Trusts:
Active U.S. Core Cap Core Fund*	6,057,630 units of participation	$109,758,188
Company Stock Fund*	3,653,535 units of participation	453,805,582
Short-Term Investment Fund*	99,313,319 units of participation	99,313,319

Principal Preservation Fund:
Transamerica Life Insurance Co. 1997 Stable Fixed Income Fund, 6.21%; matures 9/28/01
	398,307 units of participation	398,307
Allstate Life Insurance Co. 1997 Stable Fixed Income Fund, 6.28%; matures 6/29/01
	399,693 units of participation	399,693
Travelers Life Insurance Co. 1997 Stable Fixed Income Fund, 6.30%; matures 7/2/01, 6/30/03
	598,471 units of participation	598,471
Protective Life Insurance Co. 1998 Stable Fixed Income Fund, 6.16%; matures 3/30/01, 3/29/02
	784,912 units of participation	784,912
New York Life Insurance Co. 1998 Stable Fixed Income Fund, 6.02%; matures 5/15/03
	707,479 units of participation	707,479
Monumental Life Insurance Co. 2000 Fixed Income Fund, 7.95%; matures 3/28/02, 12/31/03, 3/31/04
	1,564,211 units of participation	1,564,211
Travelers Life Insurance Co. 1998 Stable Fixed Income Fund, 6.13%; matures 9/30/02
	578,896 units of participation	578,896

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment		Current Value

John Hancock Mutual Life Insurance Co. 1997 Stable Fixed Income Fund, 6.51%; matures 12/31/01, 7/1/02
	810,454	units of participation	$ 810,454
Metropolitan Life Insurance Co. 1998 Stable Fixed Income Fund, 6.07%; matures 4/2/01, 4/1/02
	1,156,205	units of participation	1,156,205
The Principal Financial Group 1998 Stable Fixed Income Fund, 6.01%; matures 8/1/03
	494,496	units of participation	494,496
Protective Life Insurance Co. 1998 Stable Fixed Income Fund, 6.04%; matures 3/29/01, 12/31/02
	766,809	units of participation	766,809
The Principal Financial Group 1997 Stable Fixed Income Fund, 6.66%; matures 12/31/01
	197,664	units of participation	197,664
Monumental Life Insurance Co. 1996 Stable Fixed Income Fund, 6.95%; matures 7/2/01
	85,094	units of participation	85,094
General Electric Life Insurance Co. 1999 Stable Fixed Income Fund, 6.11%; matures 6/29/01, 9/30/02, 3/31/03
	1,662,490	units of participation	1,662,490
Jackson National Life Insurance Co. 2000 Stable Fixed Income Fund, 7.06%; matures 6/30/03, 3/31/04, 6/30/04
	2,530,084	units of participation	2,530,084
Allstate Life Insurance Co. 1998 Stable Fixed Income Fund, 5.93%; matures 12/31/01, 6/28/02
	760,698	units of participation	760,698
Metropolitan Life Insurance Co. 1998 Stable Fixed Income Fund, 5.71%; matures 9/28/01, 3/31/03
	753,866	units of participation	753,866
Allstate Life Insurance Co. 1998 Stable Fixed Income Fund, 5.08%; matures 6/29/01, 3/31/03
	741,033	units of participation	741,033

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment		Current Value

The Principal Financial Group 1998 Stable Fixed Income Fund, 5.68%; matures 3/30/01, 3/29/02, 9/30/03
	839,524	units of participation	$ 839,524
Monumental Life Insurance Co. 1998 Stable Fixed Income Fund, 6.17%; matures 3/31/01, 12/31/02
	1,168,244	units of participation	1,168,244
John Hancock Mutual Life Insurance Co. 2000 Stable Fixed Income Fund, 7.68%; matures 12/31/03, 6/30/04, 9/30/04
	2,587,134	units of participation	2,587,134
The Principal Financial Group 1996 Stable Fixed Income Fund, 6.88%; matures 9/30/01
	85,817	units of participation	85,817
The Principal Financial Group 1996 Stable Fixed Income Fund, 7.09%; matures 7/2/01
	177,433	units of participation	177,433
Monumental Life Insurance Co. 1998 Stable Fixed Income Fund, 5.63%; matures 9/30/02, 9/30/03
	742,401	units of participation	742,401
New York Life Insurance Co. 1996 Stable Fixed Income Fund, 6.61%; matures 4/2/01
	83,153	units of participation	83,153
General Electric Capital Assurance 2000 Stable Fixed Income Fund, 6.71%; matures 9/30/03, 3/31/05
	2,000,000	units of participation	2,000,000
New York Life Insurance Co. 1997 Stable Fixed Income Fund, 6.51%; matures 3/30/01, 10/1/01
	124,663	units of participation	124,663
Continental Assurance Co. 1997 Stable Fixed Income Fund, 6.85%; matures 12/31/01
	195,651	units of participation	195,651
The Principal Financial Group 2000 Stable Fixed Income Fund, 7.47%; matures 6/30/03, 12/30/03, 3/31/04
	1,536,861	units of participation	1,536,861
Life of Virginia 1997 Stable Fixed Income Fund, 6.64%; matures 6/29/01
	102,886	units of participation	102,886

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment		Current Value

The Principal Financial Group 1997 Stable Fixed Income Fund, 7.07%; matures 3/30/01, 12/31/01
	141,893	units of participation	$ 141,893
John Hancock Mutual Life Insurance Co. 1997 Stable Fixed Income Fund, 6.80%; matures 3/30/01
	54,129	units of participation	54,129
John Hancock Mutual Life Insurance Co. 1997 Stable Fixed Income Fund, 6.71%; matures 10/1/01
	75,863	units of participation	75,863
Metropolitan Life Insurance Co. 1997 Stable Fixed Income Fund, 6.77%; matures 10/01/01, 12/31/01
	114,154	units of participation	114,154
New York Life Insurance Co. 1997 Stable Fixed Income Fund, 6.55%; matures 12/31/01, 4/01/02
	73,896	units of participation	73,896
Transamerica Life Insurance Co. 1998 Stable Fixed Income Fund, 6.04%; matures 8/15/18
	686,100	units of participation	686,100
Travelers Life Insurance Co 1999 Stable Fixed Income Fund, 5.59%; matures 12/31/02, 9/30/03
	1,104,499	units of participation	1,104,499
Cassietes Depots 1999 Stable Fixed Income Fund, 6.64%; matures 6/30/03
	1,002,638	units of participation	1,002,638
General Electric Life Insurance Co. 1998 Stable Fixed Income Fund, 6.15%; matures 10/1/01, 12/31/01, 7/1/02
	1,173,031	units of participation	1,173,031
Bank of America 2000 Stable Fixed Income Fund, 5.86%; matures 10/17/11
	1,497,684	units of participation	1,497,684
Bank of America 2000 Stable Fixed Income Fund, 6.24%; matures 2/15/09
	1,290,025	units of participation	1,290,025

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment		Current Value

New York Life Insurance Co. 1999 Stable Fixed Income Fund, 5.93%; matures 9/28/01, 12/31/02, 3/31/03
	1,039,804	units of participation	$1,039,804
New York Life Insurance Co. 1999 Stable Fixed Income Fund, 5.84%; matures 12/31/01, 9/30/02, 3/31/03
	1,096,257	units of participation	1,096,257
Morgan Guarantee Trust 1999 Stable Fixed Income Fund, 6.48%; matures 5/15/04
	1,096,158	units of participation	1,096,158
General Electric Life Insurance Co. 1999 Stable Fixed Income Fund, 5.97%; matures 9/30/01, 12/31/02
	1,643,214	units of participation	1,643,214
Bank of America 2000 Stable Fixed Income Fund, 7.48%
	1,073,221	units of participation	1,073,221
Monumental Life Insurance Co 1999; Stable Fixed Income Fund, 6.87%
	1,093,822	units of participation	1,093,822

Total Principal Preservation Fund
			38,891,017

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment		Current Value

Daily EAFE Fund*	2,814,196	units of participation	$ 34,434,513
Bond Market Fund*	788,943	units of participation	14,191,508
U.S. Growth & Income Fund*	8,044,844	units of participation	84,342,146
Conservative Lifestyle Fund	269,607	units of participation	5,366,253
Moderate Lifestyle Fund	440,350	units of participation	9,900,380
Aggressive Lifestyle Fund	500,435	units of participation	12,928,143
Russell 2000 Index Securities Lending Fund	501,663	units of participation	7,365,411
S&P MidCap Index Fund	1,139,557	units of participation	19,211,785
S&P 500 Flagship Fund	70,582	units of participation	15,930,204
Self Managed Brokerage Accounts	(see	attached)	22,737,551
Participant loans*	7%	to 16%	21,202,443

			$949,378,443 ==============

* Indicates party-in-interest to the Plan.

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Aastrom Biosciences Inc	$ 88
Abbott Laboratories	19,811
Abington Bancorp Inc	4,425
Able Telcom Hldg Corp	4,782
Abn Amro Hldg	1,138
Accelerated Networks Inc	473
Actuate Software Corp	1,913
Adaptec Inc	12,300
Adaptive Broadband Corp N/C	2,756
Adc Telecommunicatns Inc	10,368
Adelphia Communications Corp Cl A	5,163
Advanced Aerodynamics & Str Inc Cl A	88
Advanced Comm Tech Inc	549
Advanced Digital Information Corp	1,840
Advanced Fibre Communication	12,951
Advanced Micro Devices Inc	11,189
Advanced Radio Telecom Corp	155
Aeroflex Inc	5,016
Aether Systems Inc	783
Affinity Tech Grp Inc	69
Affymetrix Inc	8,188
Agile Software Corp Del	6,172
Agilent Tech Inc	62,798
Agribrands Intl Inc	535
Aim Constellation	908
Airborne Inc	10,043
Airtran Hldgs Inc	2,755
Akamai Tech	17,124
Albertsons Inc	2,650
Alcatel Alsthom	3,412
Alcoa Inc	1,675
All American Semiconductor Inc	432
Allaire Corp	3,949
Alliance Growth & Income Class C	6,513
Alliance Semiconductor Corp	1,131
Allied Riser Communications	812
Allou Hlth & Beauty Care Inc Cl A	6,376

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Allstate Corp	$ 30,494
Alpha Inds Inc	22,200
Amazon.Com Inc	23,064
Amdocs Limited	1,988
Amer Century Benham Target Mat Tr 2020	3,459
Amer Century Benham Target Mat Tr 2025	2,535
Amer Intl Group Inc	2,661
Amer Italian Pasta Co	5,363
America Online Inc Del	317,654
America Online Latin Amer Inc Cl A	672
American Aadvantage Growth & Income	19,619
American Century 20th Cent. Int'l Gth	16,334
American Century 20th Century Growth	3,118
American Century 20th Century Ultra	23,917
American Century Equity Growth	11,318
American Express Co	28,842
American Heritage Fund	752
American Home Prods Corp Com	57,195
American Pwr Conversion Corp	13,613
American Technology Corp Com	638
American West Hldg Corp Cl B	1,281
Ameristar Casino Inc	6,509
Ameritrade Hldg Corp Cl A	1,974
Amern Superconductor Corp	2,856
Ames Dept Stores Inc	431
Amgen Inc	29,731
Amkor Techs Inc	3,103
Amylin Pharm Inc	15,270
Anadigics Inc	9,858
Analog Devices Inc	96,489
Anc Rent Corp	11
Andrea Electronics Corp	420
Anheuser Busch Cos	4,550
Apogent Technologies Inc Com N/C	4,100
Apple Computer Inc	46,470
Applebees Intl Inc	2,829
Applera Corp Com Cel Era Genomics Group	5,997
Applied Digital Solutions Inc N/C	3,182

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Applied Graphics Tec Hnologies Inc	$ 270
Applied Materials Inc	59,573
Applied Micro Circuits Corp	52,833
Arch Wireless Inc N/C	213
Archer Daniels Midland	1,575
Arguss Holdings Inc	3,650
Ariad Pharmaceutical Inc	5,249
Ariba Inc	9,921
Ark Small Cap Equity Class A	377
Arm Holdings	6,769
Armstrong Hldgs Inc N/C	62
Aronex Pharm Inc	666
Arqule Inc	12,800
Art Technology Grp Inc	11,155
Artisan Internat'l	36,947
Artisan Small Cap Value	13,550
Ashton Tech Grp Inc	453
Aspect Comm Co N/C	1,609
Aspen Technology Inc	333
Asyst Technologies Inc	2,688
AT & T Corp	118,388
At Home Corp Ser A	138
AT&T Corp AT&T Wireless Group	8,016
Atmel Corp	13,299
Audiovox Corp Cl A	1,395
Aura Systems Inc	3,100
Aurora Foods Inc	488
Australia & New Zealand Bkg Gp Ltd	4,000
Automatic Data Processing Inc	54,449
Autonation Inc	180
Avalonbay Communities Inc	3,810
Avanex Corp	19,954
Avaya Inc	8,838
Avici Sys Inc	10,687
Avocent Corp	2,943
Avx Corp	1,638
Aware Inc Mass	6,550
Axs One Inc Com N/C	5,659

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Aztec Tech Partners	$ 263
Azurix Corp	1,081
B2b Internet Holdrs Tr	8,907
Ballard Pwr Sys Inc	13,894
Baltimore Tech	7,999
Banco Bilbao Vizcaya Argentaria	4,406
Bancolumbia	200
Bank Of America Corp	5,046
Bank Of Tokyo Mitsubishi Ltd	484
Baron Asset	30,035
Baron Small Cap	20,126
Barr Rosenberg Market Neutral Instl	29,075
Bce Inc	926
Be Free Inc	8,971
Bea Systems Inc	42,407
Beacon Pwr Corp	18,000
Becton Dickinson Co	6,925
Bei Medical Systems	104,656
Bell South Corp	4,094
Bentley Pharmaceuticals Inc	1,763
Berger Small Co Gwth Retail	3,559
Berkshire Focus Fund	1,740
Berkshire Hathaway Inc	127,116
Best Buy Inc	9,312
Beyond.Com Corp	78
Bio Technology Gen Corp	141
Biogen Inc	16,998
Biomet Inc	11,906
Bio-Plexus Inc	813
Biopure Corp	60,040
Biotime Inc	6,750
Bitstream Inc	12,815
Bitwise Designs Inc	813
Blue Rhino Corp	922
Bmc Software Inc	4,900
Boeing Co	45,672
Bookham Tech	2,625
Borders Group Inc	5,844

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Boston Beer Company Inc Cl A	$ 3,331
Boston Private Bancorp Inc	9,938
Boston Scientific	4,928
BP Amoco	6,320
Bradlees Inc	60
Brasil Telecom Participacoes	472
Braun Consulting Inc	553
Brazil Fd Inc	9,041
Breakaway Solutions Inc	2,445
Bridgeway Aggressive Growth	3,459
Bridgeway Micro Cap Limited	12,519
Brightpoint Inc	1,225
Brilliant Digital Entmnt Inc	922
Bristol Myers Squibb	21,072
British Telecommunications	1,041
Broadband Holdrs Tr Depositary Rcpt	13,669
Broadbase Software Inc	2,113
Broadcom Corp Cl A	14,868
Broadvision Inc	11,222
Brocade Communications Sys Inc	918
Brokat Aktiengesells Chaft Ads	170
Brookline Bancorp Inc	3,450
Brooktrout Tech Inc	947
Bt Investment International Equity	9,737
Burst Com Inc Com N/C	353
Buy.Com Inc Com	175
3com Corp	13,430
Cable & Wireless	1,994
Cable Design Technologies Corp	2,522
Cabletron Sys Inc	23,348
Caldera Sys Inc	174
Calibar Learning Network Inc	561
Caliper Technologies Corp	4,700
Callaway Golf Co	4,898
Calpine Corp	2,343
Cambridge Heart Inc	11,215
Cambridge Technology Partners Mass Inc	263
Canadian 88 Energy Corp	3,038

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Caprius Inc	$ 55
Cardinal Health Inc	24,906
Cardiodynamics Intl Corp	1,719
Cardiotech Intl Inc	688
Carreker Antinori Inc	1,390
Casino Data Sys	5,273
Caterpillar Inc	6,813
Cavalier Homes Inc	350
Cdw Computer Ctrs	1,338
Celestica Inc Sub Vtg Shs	1,356
Celgene Corp	3,250
Cell Pathways Inc	1,425
Celsion Corp	775
Cendant Corp	167,234
Centennial Tech Inc	23
Centra Software Inc	2,906
Centura Software Crp	391
Chantal Pharmaceutcl Corp	35
Charter Comm Inc	90,729
Chase Manhattan Corp	47,437
Check Point Software Tech Ltd	42,874
China.Com Corp Cl A	7,875
Chromavision Med Sys Inc	525
Chyron Corp New	1,250
Ciber Inc	488
Ciena Corp	32,744
Circuit City Stores Inc	23,633
Cirrus Logic Inc	1,406
Cisco Sys Inc	992,894
Citigroup Inc	111,141
Citizens Emerging Growth	4,766
Citizens Global Equity N/C	4,469
Citrix Systems Inc	8,550
Clarent Corp	566
Clarus Corp	2,100
Clorox Co Del	3,550
Cmg Information Svcs Inc	66,608
Cml Group Inc	5

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Cnet Networks Inc	$ 9,440
Coca Cola Bottling Co Cons	1,894
Coca Cola Co	60,268
Coinstar Inc	763
Colgate-Palmolive Co	1,162
Columbia Labs Inc	1,294
Com 21 Inc	1,172
Comdial Corp New	103
Comdisco Inc	114
Commerce One Inc	7,037
Commscope Inc	3,313
Compaq Computer Co	48,973
Complete Business Solutions Inc	516
Computer Assoc Intl	975
Conagra Inc	2,600
Concord Communications Inc	2,013
Conductus Inc	525
Conexant Sys Inc	3,075
Conoco Inc Cl B	2,807
Conseco Inc	11,210
Continental Airls Inc Cl B	1,291
Convergys Corp	9,063
Copper Mountain Networks Inc	7,194
Cordiant Comm Group	1,178
Corecomm Ltd New Com	495
Corel Corp Frmly Corel System	2,232
Corning Inc	88,990
Cosine Communication S Inc Com	694
Cott Corp Que	3,813
Covad Communications Group Inc	1,449
Cree Resh Inc	782
Crompton Corp N/C	5,250
Crown Cork & Seal Co Inc	223
Crystal Systems Solutions	2,175
Ctc Communications Group Inc N/C	694
Cubist Pharmaceuticals Inc	6,612
Cuseeme Networks Inc N/C	500
CVS Corp Del	11,988

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Cybercash Inc	$ 163
Cyberian Outpost Inc	356
Cygnus Inc	1,463
Cypress Semiconductr Corp	2,697
Cytogen Corp	2,344
Daimlerchrysler Ag Ord	19,034
Data Broadcasting Corp	277
Data Translation	78
Datalink Corp	896
Datalink.Net Inc	523
Dataram Corp	5,813
Datawatch Corp	1,032
Delias Corporation C L A N/C	598
Dell Computer Corp	93,904
Delta Galil Industries Adr	2,850
Deluxe Corp	758
Department 56 Inc	1,288
Dewolfe Cos Inc	825
Dial Corp Com	3,300
Diamonds Trust Ser I	10,144
Diebold Inc	11,681
Digex Inc	563
Digimarc Corp	1,650
Digital Impact Inc	563
Digital Island Inc	4,469
Digital Lightwave	10,457
Digital River Inc	140
Digitas Inc	567
Dimon Corp	5,500
Diodes Inc	2,075
Direct Insite Corp N/C	9
Disney Walt Co	122,466
Diversa Corp	3,588
Dljdirect	555
Dodge & Cox Balance	19,366
Dodge & Cox Stock	14,593
Dole Food Co Inc	491
Doubleclick Inc	3,850

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Dow Chemical Co	$ 1,099
Dresdner Rcm Biotechnology	16,689
Dresdner Rcm Global Health Care	15,494
Dresdner Rcm Global Technology Class N	39,572
Dresdner Rcm Global Technology Fund	18,174
Dreyfus Aggressive Growth Fund	762
Dreyfus Appreciation Fund	7,640
Dreyfus Emerging Leaders Fund	13,520
Dreyfus Founders Discovery Cl F N/C	5,091
Drkoop.Com Inc	219
Drugstore.Com Inc	68
Dsl.Net Inc	80
Du Pont E I De Nemours & Co	3,962
Duramed Pharmaceuticals Inc	167
Duraswitch Industries Inc	1,914
Durban Roodeport Deep	830
Dycom Inds Inc	5,391
Dynegy Inc Hldg Co	3,364
Dynex Capital Inc	37
E M C Corp Mass	1,710,846
E*Trade Group Inc.	21,860
E.Piphany Inc	1,295
E.Spire Communications Inc	100
Earthlink Inc	262
Eastman Kodak Co	2,953
Eaton Vance Corp Non-Voting	6,450
Eaton Vance Worldwide Health Sciences Class A	1,168
Ebay Inc	1,188
Echostar Communications Cl A	774
Educational Video Conferecng	1,875
Efficient Networks Inc	4,959
Egain Comm Corp	619
Eglobe Inc Com New	1
Elan Corp	20,130
Elantec Semiconductr Inc	860
Elcom International Inc	413
Elhelon Corp	723
Elot Inc N/C	500

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Emachines Inc Com	$ 38
Embratel Participacoes Sa Adr Represtg 1000 Pfd Shs	690
Embrex Inc	11,531
Emerge Interactive Inc	181
Emulex Corp Com New	799
Encad Inc	682
Energizer Hldgs Inc Com	2,138
Energy Conversion Devices Inc	1,013
Enesco Grp Inc	938
Engage Tech Inc	309
Enron Corp Oregon	26,268
Ensco International Inc	341
Entremed Inc	3,450
Entrust Tech Inc	5,499
Eog Resources Inc N/C	1,912
Epimmune Inc N/C	2,625
Ericsson L M Tel Co Adr Cl B Sek10	27,858
Esoft Inc	188
Etoys Inc	454
Euniverse Inc	244
Euro909 Com A/S N/C	772
European Warrant Fd Inc	1,964
Eurotech Ltd	1,939
Evoke Communications Inc	315
Exabyte Corp	1,169
Excelon Corp N/C	728
Exchange Applications Inc	210
Exodus Communications Inc	78,420
Extreme Networks Inc	8,021
Exxon Mobil Corp	13,041
Fairchild Corp	5,500
Fairmarket Inc Com	1,800
Family Golf Centers Inc	12
Fannie Mae	26,025
Fedders Corp	1,272
Federal Mogul Corp	116
Federated Internat'l Small Co Class B N/C	8,924
Federated Strategic Income Class A N/C	1,879

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Fei Company	$ 2,275
Fidelity Blue Chip Growth	8,221
Fidelity Capital & Income	55,033
Fidelity Contrafund	8,900
Fidelity Convertible Securities	11,928
Fidelity Diversified International	10,148
Fidelity Dividend Growth	27,394
Fidelity Emerging Growth	37,278
Fidelity Freedom 2040	3,440
Fidelity Ginnie Mae	95,883
Fidelity Global Bond	6,479
Fidelity Government Securities	12,307
Fidelity Growth Company	31,865
Fidelity Japan	2,648
Fidelity Low Priced Stock	7,246
Fidelity Mid Cap Stock	13,140
Fidelity Otc Port	9,999
Fidelity Puritan	15,443
Fidelity Real Estate Investment	7,788
Fidelity Retirement Growth	7,478
Fidelity Select Nwk & Infrastructure	1,606
Fidelity Small Cap Stock	4,799
Fidelity Utilities	2,044
Fifth Third Bancorp	16,013
Finisar Corp	11,600
First Charter Corp	2,975
First Essex Bancorp Inc	8,025
First Union Corp	25,032
Firsthand E-Commerce	964
Firsthand Technology Value	64,721
Flag Investors Telephone Inc Cl A	326
Fleetboston Finl Corp	60,251
Flextronics Intl Inc	2,850
Fogdog Inc	143
Foilmark Inc	2,384
Fonar Corp	919
Ford Mtr Co Del Com	16,524
Ford Mtr Credit Co Sr Notes, 5.80%, 01/12/2009	9,948

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Forest Oil Corp	$ 1,844
Fortel Inc	542
Foundry Networks Inc	375
Franklin Biotech Discovery Fund A	49,139
Franklin Res Inc	5,715
Franklin Small Cap Growth Class Ii	14,797
Freemarkets Inc Com	190
Freeport-Mcmoran Copper & Gold Inc Cl A	21,491
Fremont Us Micro Capital	68,541
Fremont Us Small Cap	7,130
Fresh Del Monte Produce Inc	225
Friede Goldman Intl Inc	1,782
Fvc.Com Inc	250
Gabelli Asset Shares Ben Int	5,082
Gabelli Glbl Inter-Active Couch Potato	2,511
Gabelli Int'l Growth	12,854
Gap Inc Del	13,056
Gateway Inc	45,245
Genecor Intl Inc	3,600
Genelabs Techs Inc	205
Genentech Inc	3,749
General Cable Corp	44,380
General Electric Co	385,704
General Magic Inc	281
General Motors Corp	1,834
General Mtrs Corp Cl H	690
Genesee And Wyoming Inc Inc Cl A	438
Genomica Corp	1,056
Genstar Therapeutics Corp	6,825
Gensyme Corp Com Biosurgery Divison	87
Genta Inc	4,000
Gentex Corp	4,656
Gentner Communicatns Corp	5,875
Genuity Inc Cl A	1,266
Genus Inc	104
Genzyme Corp	8,994
Genzyme Transgenics Corp	1,431
Geron Corp	1,544

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Giga Information Group Inc	$ 293
Gillette Co	47,757
Glaxo Wellcome	5,600
Global Crossing Ltd	74,399
Global Light Telecommunications Inc	435
Global Marine Inc	1,419
Global Sources Ltd	411
Global Sports Inc	4,148
Globalstar Telecom Ltd	1,433
Globix Corp	2,706
Goldman Sachs Group Inc	10,694
Goodyear Tire & Rubr	2,299
Grey Wolf Inc	16,450
Gs Internet Tollkeeper Class B	9,626
Gsi Lumonics Inc	552
Gt Group Telecom Inc Cl B	1,875
Guidant Corp	3,884
Hamilton Biophile Cos Com N/C	30
Hancock John Finl Svcs Inc	3,763
Handspring Inc	545
Harbor Capital Appreciation	2,506
Harbor International Growth	14,217
Harken Energy Corp	209
Harley Davidson Inc	3,975
Harnischfeger Inds	86
Harris & Harris Group Inc	2,731
Hasbro Inc	478
Hauppague Digital	150
Hauser Inc	33
Hayes Lemmerz Intl Inc	334
Health Care Reit Inc	3,250
Health Mgmt Sys Inc	750
Heartland Group Value Income	25,049
Heinz H J Co	4,269
Henry Schein Inc	6,925
Hercules Inc	4,613
Hewlett-Packard Co	34,404
Hingham Instn Svgs Mass Com	4,925

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Hollinger Intl Inc Cl A	$ 1,588
Home Depot Inc	201,380
Host Marriott Corp	647
Hsbc Holdings	1,840
Human Genome Sciences Inc	94,266
Huntingdon Life Sciences Group	18
I2 Tech Inc	5,438
Ibasis Inc	3,197
Icos Corp	15,581
Ikon Office Solution Inc	483
Imation Corp	1,581
Imatron Inc	7,356
Incyte Pharmaceuticals Inc	1,667
Indus International Inc	2,338
Infocus Corp N/C	4,425
Informix Corp	3,394
Infospace Com Inc	10,922
Infosys Technologies Limited Adr	5,535
Ingram Micro Inc	4,500
Inktomi Corporation	2,395
Inrange Technologies Corp	1,694
Integrated Packaging Assembly Corp	249
Intel Corp	486,870
Intelidata Tech Corp	7,328
Intelligroup Inc	88
Interdigital Comm Corp	4,292
Interliant Inc	956
Internet Amer Inc	63
Internet Cap Group Inc	6,113
Internet Infrastructure Holdrs Tr	4,425
Internet Sec Sys Inc N/C	3,530
Intersil Hldg Corp	6,881
Interspeed Inc	14
Interstate Bakeries Corp	4,219
Interstate Hotels Corp	65
Intertrust Tech Corp	506
Interwave Comm Intl Ltd	108
Interworld Corp	50

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Interwoven Inc	$ 19,781
Intimate Brands Inc	1,500
Intl Business Mach	81,005
Intl Fibercom Inc	2,963
Intl Flavors & Fragrances Inc	3,047
Intl Paper Co	1,020
Intl Rectifier Corp	16,140
Intrawest Corp	59,814
Invesco Blue Chip Growth N/C	639
Invesco Dynamics N/C	29,184
Invesco Energy N/C	4,441
Invesco Equity Income	5,080
Invesco Financial Services N/C	721
Invesco Global Hlth Sciences Fund	1,221
Invesco Health Sciences N/C	8,447
Invesco Internat'l European	1,321
Invesco Technology N/C	15,532
Invesco Telecomm	14,555
Investec Wireless World N/C	947
Iomega Corp	4,456
Ips Millennium Fund	4,127
Iridium World Comm Inc	92
Ishares Inc Msci Hong Kong Index Fd	3,393
Ishares Inc Msci Malaysia Free Index Fd	8,101
Isis Pharmaceuticals	1,063
Itxc Corp	1,152
Ivillage Inc	235
J. Jill Group Inc N/C	1,550
J2 Global Communica Tions Inc Com N/C	281
Jacob Internet	2,162
Janus Enterprise	23,661
Janus Fund	27,383
Janus Global Life Sciences	43,011
Janus Global Technology	64,737
Janus Inv't Balanced	5,216
Janus Inv't Growth & Income	23,688
Janus Inv't Mercury	53,434
Janus Inv't Overseas	129,760

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Janus Inv't Twenty	$ 122,908
Janus Inv't Worldwide	162,732
Janus Olympus	116,869
Janus Orion Fund	23,598
Janus Special Situations	9,230
Janus Strategic Value Fund	6,049
Japan Fund	3,070
Jds Uniphase Corp N/C	119,811
Johnson & Johnson	76,171
Juniper Networks Inc	40,718
K Mart Corp	531
Kana Communications Inc	7,728
Kaufmann Fund	13,926
Kcs Energy Inc Frmly Kcs Group	8,126
Keane Inc	585
Kellogg Company	788
Keravision Inc	138
Keynote Sys Inc	1,419
4 Kids Entertainment Inc.	1,341
Kinder Morgan Energy Partners L P	11,263
King Pharmaceuticals Inc	13,077
Knight Trading Group Inc N/C	8,363
Kopin Corp	21,595
Korea Fund Inc	1,056
Lam Research Corp	24,795
Landacorp Inc	202
Lanvision Sys Inc	72
Latin American Equity	451
Latitude Communications Inc	775
Learn2.Com Inc N/C	1,015
Legato Systems Inc	744
Level 3 Communications Inc	3,281
Level 8 Sys Inc	1,828
Liberty All Star Equity Fd Sbi	3,106
Liberty Satellite & Technology Inc Cl A N/C	51
Lifeminders Inc N/C	280
Ligand Pharmaceutl Inc Cl B Common	700
Loewen Group Inc	27

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

London Pac Group Ltd	$ 303
Longleaf Internatl	10,289
Longleaf Partners	8,399
Longleaf Small Cap	4,745
Loomis Sayles Aggressive Grw Instl	2,432
Loral Space & Comm Ltd	2,311
Lowes Companies	2,225
Lsi Logic Corp	22,132
Ltx Corp	3,743
Lucent Tech Inc	189,689
M T R Gaming Group Inc	475
Macatawa Bank Corp	7,879
Macrochem Corp	2,563
Macromedia Inc	3,645
Madge Networks N.V. Frmly Madge N.V.	625
Magellan Pete Corp	97
Mail Well Inc	1,294
Mail.Com Inc Cl A	3,595
Managers Us Stock Market Plus N/C	404
Manufacturers Svcs Ltd	3,975
Mapinfo Corp	10,631
Marchfirst Inc	651
Marketing Services Grp Inc	238
Marriott Intl Inc Cl A	1,437
Marsico 21st Century Fund	3,210
Marsico Focus	10,748
Martha Stewart Living	2,889
Marvel Enterprises Inc	719
Masters Select International	24,501
Mathsoft Inc Com	6,057
Matritech Inc	6,423
Matrix Pharmaceuticl Inc	3,425
Matrixone Inc	455
Mattel Inc	15,740
Mattson Tech Inc	2,063
Maxwell Tech Inc	7,469
Maytag Corp	1,616
Mcdata Corp Cl B	1,369

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

McDonalds Corp	$ 26,860
Mckesson Hboc Inc	359
Mcleod Inc	1,413
Mediabay Inc N/C	163
Meditrust Paired	2,563
Medtronic Inc	16,301
Mellon Finl Corp N/C	5,263
Mercator Software Inc N/C	4,031
Merck & Co Inc	45,970
Mercury Computer Systems Inc	23,219
Merger Fund	13,302
Merrill Lynch & Co	40,913
Metricom Inc	26,164
Metrocall Inc	94
Metromedia Fiber Network Inc	20,604
Mevc Draper Fisher Jurvetson Fd I Inc	3,675
Mfs Emerging Growth Class A	4,749
Mfs Research Intl Class A	7,196
Mfs Strategic Growth Class A	15,318
Micromuse Inc	9,657
Micron Electronics	5,468
Micron Technology	1,775
Microsoft Corp	341,101
Millennium Pharm Inc	56,430
Miller Inds Inc	107
Minimed Inc	1,723
Minnesota Mng & Mfg	3,374
Momentum Business Applications Inc	53
Monaco Coach Corp	1,769
Montgomery Growth	36,228
Montgomery International Growth	1,460
Morgan Grenfell European Equity Inst	469
Morgan St Dean Witter Discover & Co	4,280
Morgan Stanley Africa Invt Fd Inc	1,331
Mossimo Inc	325
Motient Corp N/C	1,200
Motorola Inc	86,123
Movado Grp Inc	3,508

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Mp3.Com Inc	$ 1,078
Mrv Communications	5,337
M-System Flash Disk Pioneer	4,181
Mti Technology Corp	2,205
Munder Framlington Healthcare Class B	688
Munder Future Technology Cl B	306
Munder Net Net Class A	1,079
Munder Net Net Class B	3,287
Mutual Series Discovery Class Z	21,173
M-Wave Inc	1,600
Mypoints.Com Inc	82
Myriad Genetics Inc	17,295
Nabors Inds Inc.	2,958
Nasdaq 100 Tr Unit Ser 1	294,560
National Energy	150
National Equipment Services Inc	938
Natl Data Corp	10,988
Natl Semiconductor	10,063
Navidec Inc	73
Navisite Inc	2,114
Nbc Internet Inc	172
Ncr Corp	295
Net2phone Inc	369
Netcurrents Inc N/C	6,260
Netegrity Inc	154,099
Netmanage Inc	469
Netobjects Inc	160
Netopia Inc	431
Netpliance Inc	531
Netscout Systems Inc	2,150
Network Appliance Corp	30,489
Network Commerce Inc N/C	75
Network Engines Inc	10,470
Network Plus Corp	20,863
Network-1 Security Solutions	6,626
Networks Associates Inc	126
Netzero Inc	88
Neuberger & Berman Genesis Trust	5,443

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Neuberger & Berman Millennium Trust	$ 733
New Era Of Networks Inc	9,888
New York Community Bancorp N/C	662
Newport Corp	13,757
Newsedge Corporation	322
Nexar Technologies Corp	1
Nextel Comm Inc Cl A	19,008
Nicholas Fund	6,858
Nike Inc Class B	1,953
Niku Corp	66
Nisource Inc N/C	492
Nokia Corp Adr	189,443
Norfolk Southern Crp	399
Nortel Networks Corp	89,744
Northeast Investors Trust Ctfs Ben Int	8,512
Northern Technology	5,785
Northern Tr Corp	8,156
Novartis Ag	671
Novatel Inc	844
Novavax Inc	1,488
Novell Inc	1,044
Oak Value Fund	352
Oceaneering Intl Inc	1,944
Ocular Sciences Inc	5,813
Officemax Inc	477
Omega Healthcare Invs Inc	1,313
Omni Multimedia Grp Inc	60
On Technology Corp	469
Onyx Pharmaceuticals Inc	4,463
Open Market Inc	3,929
Openwave Systems Inc	4,362
Opnet Technologies Inc	1,732
Oppenheimer Global Class B	10,479
Opti Inc	5,879
Opus360 Corp	8
Oracle Corporation	411,387
Orasure Technologies Inc Com	5,528
Orbital Engine Ltd Sponsored	2,081

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Orbital Sciences Corp	$ 413
Organogenesis Inc	6,868
Orthodontics Ctrs Amer Inc	3,125
Osi Pharmaceuticals Inc	17,227
Osi Systems Inc	1,838
Outback Steakhouse Inc	7,763
Owens Corning	285
Owens Ill Inc Com New	284
Pac Aerospace & Electronics	41
Pacific Centy Cyberworks Ltd	12,379
Packeteer Inc	1,238
Palm Inc	57,107
Parametric Tech Corp	7,687
Paychex Inc	4,230
Pbhg Emerging Growth	2,486
Pbhg Global Tech & Communications	1,542
Pbhg Growth	20,320
Pbhg Select Equity	52,489
Pbhg Small Cap Value	5,545
Pbhg Tech & Communication	29,149
Pc Connection Inc	6,744
Peapod Inc	78
Pemstar Inc	2,644
Peoplesoft Inc	18,594
Pepsico Inc	46,738
Peregrine Sys Inc	277
Perle Sys Ltd	344
Petrochina Co Ltd	994
Petsmart Inc	288
Pfizer Inc	71,990
Pharmaceutical Product Development Inc	4,323
Pharmacia Corp	1,220
Pharmos Corp	1,329
Philip Morris	54,604
Picturetel Corp	475
Pier 1 Imports Inc	2,424
Pilgrim Worldwide Emerging Mkts	4,867
Pillowtex Corp	6

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Pimco Innovation Class D	$ 5,366
Pimco Real Return Bond Class D	4,821
Pixar Inc	4,500
Planetrx.Com Inc	7
Playtex Prods Inc	2,243
Plx Technology Inc	457
Pmc-Sierra Inc	8,334
Polaroid Corp	291
Polycom Inc	7,017
Porta Systems Corp New	375
Portal Software Inc	1,294
Portugal Telecom	900
Possis Medical Inc Frmly Possis Corp	19,492
Presstek Inc	1,680
Pri Automation Inc	225
Price T Rowe & Assoc Inc	2,536
Priceline.Com Inc	776
Princeton Video Image Inc	532
Prins Recycling Corp	2
Printronix Inc	703
Procter & Gamble Co	46,358
Prodigy Communications Corp	53
Project Software Development Inc	537
Prosoft I-Net Solutions Inc	1,213
Provant Inc	2,569
Prudent Bear Fds Inc	5,213
Psinet Inc	288
Ptek Hldgs Inc N/C	14,380
Publicis Groupe Adr	1,816
Publicis Groupe	111
Puma Technology Inc	3,591
Putnam Asia Pacific Growth Class A	170
Putnam Emerging Markets Class A	295
Putnam International Voyager Class C	4,305
Putnam Otc & Emerg Growth Class C	2,999
Qiao Xing Universal Telephone Inc Com	1,125
Qlogic Corp	3,080
Qsound Labs Inc	470

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Quadramed Corp	$ 325
Qualcomm Inc	92,215
Qualstar Corp	1,313
Quest Diagnostics Inc	14,200
Qwest Comm Intl Inc	6,131
Radioshack Corp N/C	1,070
Railamerica Inc	1,632
Ralston Purina Co Com-Ralston Purina Group	7,838
Rambus Inc	17,448
Ramtron Intl Corp	875
Rare Hospitality Intl Inc	3,816
Rare Medium Group Inc N/C	610
Rational Software Cp Com	662
Ravisent Techs Inc	756
Raytheon Co Cl A	33,466
Raytheon Co Cl B	10,344
Razorfish Inc	1,300
Rcn Corp	2,525
Realax Software Ag Spons Adr Isin #Us75603d1046	30
Realnetworks Inc	10,426
Red Hat Inc	3,856
Red Oak Technology Select	8,718
Redback Networks Inc	410
Regeneron Pharmaceuticals Inc	17,633
Renaissance Ipo Plus Aftermarket	4,684
Research In Motion Ltd	10,000
Reserve Informed Investor Growth R	456
Reserve Small Cap Growth Class R	9,815
Reuters Grp	9,850
Revlon Cl A	1,488
Reynolds Blue Chip Growth	5,801
Rf Micro Devices Inc	12,621
Rhythms Netconnections Inc	225
Rite Aid Corp	2,439
Rogers Wireless Communications Inc Cl B Non Vtg N/C	1,769
Rostelecom	477
Rowe Funiture Corp	289
Rowecom Inc	125

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Royale Energy Inc	$ 7,250
Royce Low Priced Stock Fund	3,898
Rpm Inc	659
Rs Diversified Growth N/C	149
Rs Emerging Growth N/C	19,576
Rs Microcap Growth N/C	3,492
Rsa Security Inc N/C	22,472
S & P Mid Cap 400 Dep Rcpts Mid Cap Spdrs	2,831
S1 Corp N/C	525
Saba Software Inc	1,575
Safeco Northwest	7,166
Safeguard Scientific Inc	12,588
Salomon Bros Opportunity Income	304
Salton/Maxim House-Wares Inc Com	4,965
Sandisk Corp	2,775
Sanpaolo Imi Spa	811
Satcon Technology Corp	4,839
Satyam Infoway Ltd	1,269
Savvis Commun Corp	551
Sbc Communications	17,190
Schering Plough Corp	17,025
Schwab Charles Corp	25,481
Sciclone Pharmaceutc Inc	28,320
Scient Corp	3,695
Scientific Atlanta	6,513
Sciquest.Com Inc	223
Scudder Global Discovery	1,872
Scudder Greater Europe Growth	49,132
Scudder Growth & Income	6,382
Scudder Int'l	17,121
Sdl Inc	22,969
Seebeyond Technology Corp Com	2,563
Seiler Pollution Control Systems Inc New	15
Select Biotechnology	24,413
Select Develop Communications	4,158
Select Electronics	30,282
Select Technology	37,449
Select Telecomm	18,328

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Selected American Shares	$ 8,078
Seligman Communictns & Info Class A	212
Seligman Communictns & Info Class D	18,725
Seligman Growth Class A	207
Seranova Inc	225
Serena Software Inc	3,423
Service Corp Intl	376
Shuffle Master	5,953
Siebel Systems Inc	26,374
Silicon Image Inc	1,947
Silicon Storage Tech Inc	3,910
Simplayer.Com Ltd N/C	141
Simulations Plus Inc	2,250
Sirius Satellite Radio Inc N/C	8,981
Sketchers Usa Inc	6,200
Skillsoft Corp	938
Skyline Special Equities	5,281
Sli Inc	3,863
Smithkline Beecham	622
Sodexho Marriott Svc	89
Solectron Corp Delaware	19,086
724 Solutions Inc.	801
Sonera Corp Ads	434
Sonic Foundry Inc	525
Sonus Networks Inc	15,352
Sony Corp Adr New	13,900
Southwest Airlns Co	6,438
Southwest Secs Group Inc	5,175
Sovereign Bancorp Inc	7,800
Spacehab Inc	513
Spartan High Income	2,584
Spectra Fund Inc	153
Spherion Corp N/C	1,131
Sports Authority Inc	238
Sprint Corp (Pcs Group)	6,131
Sprint Corp	2,031
Spx Corp	10,819
*Ssga Active International	112,782

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

*Ssga Aggressive Equity	$ 249,467
*Ssga Emerging Markets	340,053
*Ssga Growth & Income	29,587
*Ssga High Yield Bond	83,010
*Ssga International Growth Opportunities	114,417
*Ssga Matrix Equity	3,793
*Ssga Money Market Fund	3,361,290
*Ssga Real Estate Equity	110,796
*Ssga S & P 500 Index	156,531
*Ssga Small Cap Equity	106,780
*Ssga Special Fund	174,821
*Ssga Yield Plus	217,786
St Jude Medical Inc	12,288
Staples Inc	27,985
Starbase Corp	8,005
Starbucks Corp	9,691
State Street Corp	184,203
Stearns & Lehman Inc	475
Stein Roe Capital Opportunity N/C	1,249
Stein Roe Young Investor N/C	4,395
Stewart Enterprises Inc Cl A	112
Stilwell Financial Inc	1,183
Stocker And Yale Inc	6,188
Storagenetworks Inc	1,737
Stratos Lightwave In C	853
Stride-Rite Corp	2,100
Stripped Int Pmt Cpn, Due 05/15/2007 For U S Treas Secs Bond 11.75%, 11/15/2009	72,297
Strong Corporate Bond Income	4,123
Strong Equity Income Value	814
Strong Growth	74,841
Strong Opportunity Income	17,700
Stryker Corp	6,324
Sturm Ruger & Co Inc	1,888
Sun Microsystems Inc	267,489
Sunbeam Corporation	31
Sunglass Hut Intl Inc	1,538
Sunguard Data Sys Inc	9,896

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Superconductor Technologies Inc	$ 363
Sybase Inc Certs	1,981
Sybron Dental Com	1,114
Sycamore Networks Inc	76,363
Sykes Entmt Inc	444
Symantec Corp	9,111
Syngenta Ag Sponsored Adr	11
Synopsys Inc	4,744
Synthetic Blood Intl Inc	61
Syquest Technology Inc	1
T Rowe Price European Stock	4,956
T Rowe Price Health Sciences	11,102
T Rowe Price International Stock	114,763
T Rowe Price Media & Telecommunications	2,287
T Rowe Price New Horizons Fd Inc	7,676
T Rowe Price Science & Technology	75,348
Taiwan Semiconductor Manufacturing Co Ltd	10,350
Talisman Energy Inc	3,373
Talk.Com Inc N/C	863
Target Corp	5,483
3tec Energy Corp News	8,573
Technical Communications Corp	15,000
Tekelec	1,410
Tele Celular Sul Participacoes Adr Represtg 10000 Pfd Shs	78
Tele Centro Oeste Celular Participacoes Sa Adr Reprstg 3000 Pfd Shs	136
Tele Nordeste Celular Participacoes Sa Represtg 20000 Pfd Shs	41
Tele Norte Leste Participacoes Sa Adr Represtg 1000 Pfd Shs	1,095
Tele Sudeste Celular Participacoes Adr Represtg 5000 Pfd Shs	53
Telecom Italia Spa Spons Adr Repstg 10 Ord Shs	2,206
Telecomunicacoes De Sao Paulo S A Telesp	254
Telefonica De Espana S A Sponsored Adr	650
Telemig Celular Participacoes Adr Reprstg 20000 Pfd Shs	60
Telesp Celular Participacoes Sa Adr Reprstg 2500 Pfd Shs	459
Teletek Inc Com New	1
Teligent Inc-Cl A	461
Templeton Latin America Class A	407
Tenaco Automotive Inc	150
Teradyne Inc	24,771

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Terayon Comm Sys	$ 1,471
Terra Networks Sa Adr	9,929
Texas Instruments Inc	68,931
Tfc Enterprises	188
The Internet Fund	12,547
Theglobe Com Inc	28
Theragenics Corp	1,600
Thermo Tech Technlgs Inc Com	14
Thestreet.Com Inc	288
Third Avenue Value Fd	21,783
Thomas & Betts Corp	2,720
Thomson Multimedia Spon Adr	1,800
Tibco Software Inc	2,397
Time Warner Inc Holding Co Frmly Time Warner Inc	18,284
Tioga Technologies Ltd	3,562
Titan Corp	4,794
Tjx Companies Inc	2,775
Tocqueville Small Cap Value	3,445
Tollgrade Communications Inc	3,650
Tommy Hilfiger Corp	981
Town & Ctry Tr Sh Ben Int	1,931
Trans World Airlines Inc	332
Transamerica Premier Equity	1,243
Trega Biosciences Inc	84
Trend Lines Inc Cl A	49
Tricon Global Restaurants Inc	1,188
Tricord Sys Inc	8,313
Trident Microsystems Inc	2,250
Trimble Nav Ltd	4,800
Tripath Technology Inc	4,294
Tularik Inc	14,719
Tumbleweed Communications Corp	21,130
Tweedy Browne Global Value Fund	41,616
Tyco Intl Ltd New	55,944
Ultrak Inc	1,770
Ultratech Stepper Inc	10,350
Unibanco Gdr	736
Unify Corp	94

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Union Carbide Corp	$ 2,960
Unisys Corp	439
United Pan Europe Com Adr	630
United Parcel Svc Inc Cl B	38,011
Uniview Techs Corp	1,000
Usinternetworking Inc	5,685
Usn Communications Inc	17
Ust Inc	7,437
Utstarcom Inc	6,510
Va Linux Sys Inc	1,024
Value City Dept Stores Inc	1,050
Van Wagoner Income Post Venture	5,364
Van Wagoner Technology	2,841
Vanguard Balanced Index	95,199
Vanguard Gnma Fixed Income Securities	290,291
Vanguard Growth & Income	18,149
Vanguard High Yield Bond Fixed Income	29,176
Vanguard Index Trust S&P 500 Port	168,905
Vanguard Int'l Growth Portfolio	13,742
Vanguard/Wellington Income	7,365
Vanguard/Windsor Ii Portfolio	2,232
Venator Group Inc	775
Ventro Corp Com	30
Verisign Inc	21,885
Veritas Software Corp	54,688
Verizon Communications N/C	16,942
Versata Inc	13,943
Verso Technologies Inc Com N/C	56
Vertel Corp	703
Verticalnet Inc	6,789
Viacom Inc Cl A	18,800
Viacom Inc Cl B Non-Voting Common	5,049
Viasource Communications Inc	178
Viasystems Group Inc	416
Viatel Inc	1,302
Viisage Tech Inc	438
Vina Technologies Inc	325
Virata Corp	2,175

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Viropharma Inc	$ 3,621
Visteon Corp Com	230
Visual Networks Inc	1,625
Visx Inc Del	783
Vitesse Semiconductr Corp	18,696
Vivus Inc	108
Vodafone Group	18,265
Vodavi Technology	1,156
V-One Corp	922
Voxware Inc	938
Vyyo Inc	3,063
Wal Mart Stores Inc	85,531
Walgreen Company	2,091
Warburg Pincus Emerging Growth	3,869
Warburg Pincus Emerging Markets	583
Warburg Pincus Global Telecomm	1,415
Warburg Pincus Globl Post Venture Capital	165
Warburg Pincus Health Sciences	4,239
Warburg Pincus Japan Growth	6,158
Warburg Pincus Jspsn Otc	1,566
Warburg Pincus Major Foreign Markets	268
Wasatch Microcap	3,584
Wasatch Microcap Value	345
Waste Management Inc	2,775
Waverider Comm Inc	668
Webmd Corp N/C	3,405
Webmethods Inc	2,223
Webvan Group Inc	164
Weitz Value	28,599
Wendys Intl Inc	2,625
Western Digital Corp	16,188
Westport Small Cap Class R	298
White Electronics Designs	10,350
White Oak Growth Stock	30,177
Whitman Corp N/C	5,076
Williams Comm Group Inc	588
Williams Cos Inc	2,796
Wilshire Target 5000 Index Investor Class	764

State Street Corporation and Certain Related
Companies Salary Savings Program

Self Managed Brokerage Detail

December 31, 2000

Current Value

Wind Riv Sys Inc	$ 45,045
Winn Dixie Stores	581
Wireless	3,519
Wireless Facilities Inc	7,250
Wit Soundview Group Inc N/C	3,953
Wj Communicatios Inc	1,425
Workgroup Technology Corporation	1,218
Worldcom Inc	54,227
Worthington Inds Inc	806
Wsi Interactive Corp	41
Xenova Group	1,500
Xerox Corp	6,942
Xoma Ltd	5,850
Xpedior Inc	112
Xxsys Technologies Inc	171
Xybernaut Corp	1,013
Yahoo Inc	33,039
Yankee Candle Co	2,445
Youthstream Media Networks Inc	75
Zamba Corp	5,438
Zany Brainy Inc	297
Zapworld.Com	563
Zebra Technologies Corp	4,080
Zoom Telephonics Inc	2,650
Zymetx Inc	131
Cash	76

$22,737,551 ===========

 *Indicates party-in-interest to the Plan.

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in Post-Effective Amendment Number 2 to the Registration Statement (Form S-8 No. 2-68696) pertaining to the State Street Corporation and Certain Related Companies Salary Savings Program of our report dated June 8, 2001, with respect to the financial statements and supplemental schedule of the State Street Corporation and Certain Related Companies Salary Savings Program included in this annual Report (Form 11-K) for the year ended December 31, 2000.

ERNST & YOUNG LLP

Boston, Massachusetts
June 19, 2001